# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SEMRUSH HOLDINGS, INC., CIK 0001831840
CUSIP: 81686C104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 800 BOYLSTON STREET, SUITE 2475, BOSTON, Massachusetts (MA), 02199
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001328551

## Reporting persons
- Siguler Guff Advisers, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SEMRUSH HOLDINGS, INC.
Address of issuer's principal executive offices: 800 BOYLSTON STREET, SUITE 2475, BOSTON, MA 02199

## Item 2. Person Filing
Name of person filing: Siguler Guff Advisers, LLC
Address of principal business office or, if none, residence: C/O Siguler Guff & Company, 200 Park Avenue, 14th Floor, New York, NY 10166
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G/A.
Percent of class: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G/A.
Sole power to vote or to direct the vote: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G/A.
Shared power to vote or to direct the vote: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G/A.
Sole power to dispose or to direct the disposition: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G/A.
Shared power to dispose or to direct the disposition: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G/A.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Siguler Guff Advisers, LLC: /s/ Marcelo Philips, Marcelo Philips/Managing Director, Chief Compliance Officer (04/14/2026)